UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ____________________

Commission File Number 000-22462

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GIBRALTAR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GIBRALTAR INDUSTRIES, INC.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 28, 2023
                            /s/ Jeffrey J. Watorek
                            Jeffrey J. Watorek
                            Member, Gibraltar 401(k) Retirement Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2022 and 2021

Gibraltar 401(k) Plan Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 9

Supplemental Schedules
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	11

Exhibit
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Retirement Plan Committee,
Plan Participants and Plan Administrator of
the Gibraltar 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 and schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan's auditor since 2004.

Freed Maxick CPAs, P.C.
Buffalo, New York
June 28, 2023

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	December 31,
	2022	2021
Assets
Investments at fair value:
Shares of registered investment companies	$119,083,287	$148,654,093
Common collective trust	4,364,618	3,943,794
Employer securities	2,419,882	3,541,335
Cash equivalents	5,846,839	5,823,812
Self-directed brokerage	1,908,356	2,232,238
	133,622,982	164,195,272
Receivables:
Notes receivable from participants	2,318,810	2,021,534
Proceeds in transit	—	4,047
	2,318,810	2,025,581

Net assets available for benefits	$135,941,792	$166,220,853

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2022 and 2021

	Year Ended December 31,
	2022	2021
Additions:
Participant contributions	$8,597,485	$7,673,174
Participant rollover contributions	1,861,606	617,388
Employer contributions	4,159,565	3,698,054
Net appreciation in fair value of investments	—	12,892,701
Interest and dividends	6,707,400	10,271,608

Total additions	21,326,056	35,152,925

Deductions:
Benefits paid to participants	(17,192,838)	(43,662,973)
Net depreciation in fair value of investments	(36,576,817)	—
Refunds to the plan (plan expenses)	22,761	27,207

Total deductions	(53,746,894)	(43,635,766)

Decrease in net assets available for benefits	(32,420,838)	(8,482,841)

Transfer of assets into the plan	2,141,777	—

Net decrease in net assets available for benefits	(30,279,061)	(8,482,841)

Net assets available for benefits:

Beginning of year	166,220,853	174,703,694

End of year	$135,941,792	$166,220,853

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its affiliates. The Company is the Plan Administrator, through the Gibraltar 401(k) Retirement Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. The 401(k) Retirement Plan Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company's Board of Directors.
Eligibility
All employees of the Company, those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, and employees subject to a collective bargaining agreement that provides for coverage under the Plan, are eligible to participate in the Plan following the completion of six months of participation service. Effective January 1, 2022, the six month service requirement is no longer required.
Participant Contributions
Participants may contribute up to 100% of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $20,500 and 19,500 for 2022 and 2021, respectively, as prescribed by the Plan Document. If a participant is age 50 or over, the ceiling is increased to $27,000 and $26,000 for 2022 and 2021, respectively. The Plan provides an Automatic Enrollment feature for employees who do not affirmatively make an elective deferral to the Plan, to automatically have three percent (3%) pre-tax deferral withheld each pay period and contributed to the Plan's Qualified Default Investment Alternative (QDIA) until changed by the participant.

The Plan accepts participant-directed Roth Elective Deferrals, Roth Rollovers, Roth In-Plan Conversions, Pre-Tax Deferrals and Pre-Tax Rollovers.

Participant Rollover Contributions
As part of the Company's acquisitions made during 2022, employees in the acquired businesses were provided the option to have their account balance rolled into the Plan. For the year ended December 31, 2021, the rollovers into the Plan were the result of newly hired employees rolling their balances from other qualified retirement plans. An aggregate of $1,861,606 and $617,388 was rolled into the Plan during the years ended December 31, 2022 and 2021, respectively, and is included in participant rollover contributions on the statements of changes in net assets available for benefits.

Employer Contribution
The Company matches contributions to the Plan equal to 100% of the first 3% of the participants’ elective deferrals and 50% of the following 2% of the participants’ elective deferrals at the time of salary reduction. The Company match for employees subject to a collective bargaining agreement follows the terms of their respective agreement.

Plan Merger
On January 11, 2022, certain assets of the Terrasmart LLC 401(k) Profit Sharing Plan were transferred into the Plan with a total fair market value of $2,141,777 as of the date of transfer. There were no plan mergers in 2021.

Gibraltar 401(k) Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

Administration
Fidelity Management Trust Company is the Plan Trustee, record keeper, and served as the custodian of the Plan’s assets for the years ended December 31, 2022 and 2021. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

Participant Accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on an annual fixed fee, participant earnings, account balances, or specific participant transactions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and non-forfeitable. All active participants are 100% vested in employer contributions.

Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum or in equal annual, or more frequent installments over a period not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his beneficiary.

Notes Receivable from Participants
Participants may borrow against their vested account balance subject to the provisions specified in the Plan Agreement. Notes receivable shall not exceed five years, except for a maximum of ten years for the purchase of a primary residence. The notes receivable are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the receivable. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest at December 31, 2022 and 2021. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Gibraltar 401(k) Plan
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s 401(k) Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodian. See Note 3 for discussion of the fair value measurements used to value the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation included the Plan’s gains and losses on investments bought and sold as well as held during the years.
Benefits
Benefits are recorded when paid.
Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Participants. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Origination fees for each loan are also borne by the participant. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.
Subsequent Events
The Plan administrator has evaluated subsequent events through the date and time the financial statements were issued.

Gibraltar 401(k) Plan
Notes to Financial Statements

3. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, “Fair Value Measurements,” defines fair value and establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.
Shares of Registered Investment Companies
These investments are valued at the net asset value of shares held by the registered investment companies at year-end. The investments are measured at fair value using quoted prices for identical assets, which are readily available Level 1 inputs.
Common Collective Trust
This investment is comprised of fully benefit-responsive investment contracts issued by insurance companies and other financial institutions (Contracts), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The net asset value (NAV) is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the common collective trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
Employer Securities
These investments consist of a unitized stock fund which consists of employer securities valued at the closing price reported on the active market on which the individual securities are traded, and a small money market fund for liquidity purposes. As a result, the value of the investment is based on Level 1 inputs.
Cash Equivalents
These investments are primarily composed of money market funds. Money market funds are public investment vehicles valued using $1 for the net asset value and are classified within Level 1 of the valuation hierarchy.
Self-Directed Brokerage Funds
This investment consists of mutual funds and money market funds valued at readily determinable market prices of the associated investment.  As a result, the value of the investment is based on Level 1 inputs.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$119,083,287	$—	$—	$119,083,287
Common collective trust (1)	—	—	—	4,364,618
Employer securities	2,419,882	—	—	2,419,882
Cash equivalents	5,846,839	—	—	5,846,839
Self-directed brokerage	1,908,356	—	—	1,908,356
Total assets at fair value	$129,258,364	$—	$—	$133,622,982

Gibraltar 401(k) Plan
Notes to Financial Statements

3. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$148,654,093	$—	$—	$148,654,093
Common collective trust (1)	—	—	—	3,943,794
Employer securities	3,541,335	—	—	3,541,335
Cash equivalents	5,823,812	—	—	5,823,812
Self-directed brokerage	2,232,238	—	—	2,232,238
Total assets at fair value	$160,251,478	$—	$—	$164,195,272

NOTE (1): In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2022 and 2021, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$4,364,618	N/A	Daily	12 months

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$3,943,794	N/A	Daily	12 months

4. TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2018 that the Plan and related Trust, are designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Gibraltar 401(k) Plan
Notes to Financial Statements

5. PARTIES IN INTEREST

At December 31, 2022 and 2021, certain Plan investments are managed by Fidelity Management Trust Company (Fidelity), the Plan’s trustee, and therefore these transactions qualify as party in interest transactions. The Plan also holds notes receivable representing participant loans. Additionally, the Plan allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party in interest transactions which are exempt from the prohibited transaction rules. Fidelity provides certain administrative services to the Plan pursuant to a Trust Agreement between the Company and Fidelity. Fidelity receives revenue from mutual fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services to the Plan.

Each participant account is subject to administrative fees. Any revenue sharing that Fidelity receives is credited to the participant's account that resulted in the revenue share, less any amounts to cover the participant's administrative fees. Fidelity remits this excess on a quarterly basis. Each participant account, the Plan, or the Company may make a payment to Fidelity for administrative expenses not covered by revenue sharing.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2022	2021
Net assets available for benefits per the financial
statements	$135,941,792	$166,220,853

Differences in:
Investments	2,318,810	2,021,534
Notes and other receivable from participants	(2,318,810)	(2,021,534)

Net assets available for benefits per the Form 5500	$135,941,792	$166,220,853

7. PROHIBITED TRANSACTION
The Company inadvertently failed to deposit approximately $1,035 and $2,691 of participant elective deferral contributions and loan payments for the years ended December 31, 2022 and 2021, respectively, within the required time frame as stated by United States Department of Labor (DOL) regulations. The Company will correct the errors by contributing earnings related to the delinquent contributions and loan repayments and filing a Voluntary Fiduciary Correction Program (VFCP) application with the DOL.

Gibraltar 401(k) Plan EIN 16-0991536 Plan #007 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022
Identity of Issuer and Description of Investments	Fair Value
Fidelity 500 Index Fund*	$16,848,704
Fidelity Contrafund K6*	14,608,321
Fidelity Freedom Fund 2005 K*	893,970
Fidelity Freedom Fund K 2010*	352,539
Fidelity Freedom Fund K 2015*	781,582
Fidelity Freedom Fund K 2020*	4,552,993
Fidelity Freedom Fund K 2025*	7,730,330
Fidelity Freedom Fund K 2030*	9,240,130
Fidelity Freedom Fund K 2035*	9,395,663
Fidelity Freedom Fund K 2040*	6,508,120
Fidelity Freedom Fund K 2045*	4,351,842
Fidelity Freedom Fund K 2050*	3,535,894
Fidelity Freedom Fund K 2055*	3,600,193
Fidelity Freedom Fund K 2060*	1,852,837
Fidelity Freedom Fund K 2065*	215,113
Fidelity Freedom Income K*	467,752
Fidelity Global ex US Index Fund*	1,701,197
Fidelity Government Money Market Fund*	5,846,839
Fidelity Real Estate Index Fund*	899,802
Fidelity Small Cap Index Fund*	3,986,588
Fidelity Strategic Income Fund*	722,098
Fidelity US Bond Index Fund*	3,528,553
Fidelity Mid Cap Index Fund*	5,405,812
Hartford International Opportunities Fund	3,608,998
Wasatch Core Growth Fund Institutional Class Shares	4,059,391
Wells Fargo Advantage Emerging Markets Equity Fund	945,742
Western Asset Core Plus Bond Fund	2,602,997
Columbia Dividend Income Fund	5,340,240
Vanguard Small Cap Value Index Fund	1,345,886
Registered Investment Companies and Cash Equivalents Total	124,930,126

Common Collective Trust:
Fidelity Managed Income Portfolio*	4,364,618
Employer Securities:
Gibraltar Stock Fund*	2,419,882
Self-directed brokerage:
Fidelity Brokerage Link*	1,908,356
Notes Receivable from Participants:
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 4.00% to 9.00%)*	2,318,810
$135,941,792
* Indicates Parties in Interest to the Plan.

Gibraltar 401(k) Plan EIN 16-0991536 Plan #007 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$3,726	$—	$—	$—